Notice to ASX/LSE Rio Tinto announces operating model and executive team updates to unlock additional shareholder value 27 August 2025 Rio Tinto today announces a new operating model and executive team to shape the company’s next chapter. The changes simplify and streamline the organisation to drive greater accountability and safe, sustainable, profitable growth through focusing on the most compelling opportunities to deliver long-term shareholder value. Effective immediately, Rio Tinto will simplify its product group structure to three world-class businesses: Iron Ore; Aluminium & Lithium; and Copper. This focused structure and leadership positions each business to deliver excellence for customers and maximise competitive advantages and growth potential, while benefitting from the diversified group. The Iron Ore product group will bring together all of Rio Tinto’s iron ore operations under the leadership of Matthew Holcz, who has been appointed Chief Executive Iron Ore. The unified portfolio will integrate Rio Tinto’s Western Australian Iron Ore operations with the Iron Ore Company of Canada and the Simandou project in Guinea upon its completion. This will combine the proven performance of the company’s established Iron Ore operations with the potential of Simandou, sharing safety best practices, cutting-edge technologies and operational experience across the entire Iron Ore portfolio to create an even stronger global business. Rio Tinto’s Lithium business will move into the Aluminium product group under the leadership of Jérôme Pécresse. The combined product group will consist of three businesses: Atlantic Operations Aluminium, Pacific Operations Aluminium and Lithium. This will deliver a streamlined structure, bringing together businesses centred on processing capability and downstream exposure, while enabling the shared deployment of productivity initiatives, such as the Safe Production System, which have been a key driver of improved performance in the Aluminium business. Copper, led by Katie Jackson, remains well positioned to capitalise on the global energy transition, focused on the successful ramp up of Oyu Tolgoi, the stabilising of Kennecott and advancing future options, including the Resolution project in the USA and partnerships such as Nuevo Cobre in Chile. Rio Tinto Chief Executive Simon Trott said: "A simplified business structure, grounded in our fundamental commitment to safety and with sharper focus on the most compelling opportunities we have, will enable us to deliver new standards of operational excellence and value creation. It will bring greater accountability and focus to our teams, underpinned by a more disciplined approach to operational performance and capital investment. “We have delivered resilient results this year, remain on track to deliver strong mid-term production growth, and continue to make progress against our objectives. Our focus now is on unlocking further shareholder value, putting both our capital and talent where it will deliver the greatest returns. "I want to welcome Matt to his new role leading our global Iron Ore business. With over two decades of international mining experience, deep roots in the Pilbara where he currently oversees 18 mines - and as a role model for Rio Tinto’s values - he is the kind of leader we need to drive safety standards, performance, and strong partnerships with communities, in our largest global business.” EXHIBIT 99.1

Notice to ASX/LSE Outside of the three core product groups, Rio Tinto’s Borates and Iron & Titanium businesses will move to the Chief Commercial Officer’s portfolio for strategic review. An update will be provided on the outcome of these reviews in due course. Throughout this review process, these businesses will continue to focus on running safely and profitably to meet customer commitments. With these changes, Sinead Kaufman will leave Rio Tinto at the end of October 2025. Simon Trott said: “I would like to thank Sinead for her significant contribution over almost 30 years with the company. Sinead joined Rio in 1997 as a geologist in the UK and has built an exceptional career, holding senior leadership roles across a range of commodities, including leading our divestment from coal and establishing our lithium operations. Throughout her tenure, Sinead has been a highly valued colleague and a mentor to many; I’m particularly grateful for her tremendous support in navigating these changes.” The Chief Executive Australia role will also conclude, with responsibilities for external relationships and stakeholder engagement moving to a new head of Australia role. Kellie Parker will remain in role during a transition period, reporting to Simon Trott, to ensure the orderly transfer of her responsibilities. Simon Trott said: "Kellie has been a transformational leader through a challenging period for Rio Tinto in Australia, setting us on a path towards being a better partner to the communities in which we operate. Kellie approached this work with sincerity and courage and has successfully instilled important lessons and practices into our business, which we will sustain. I am deeply grateful for Kellie’s commitment and the change she has driven during her time in this role and for her major contribution to Rio during her 24 years with the company.” Rio Tinto’s Executive Committee with immediate effect is: Simon Trott, Chief Executive Bold Baatar, Chief Commercial Officer Georgie Bezette, Chief People Officer Peter Cunningham, Chief Financial Officer Mark Davies, Chief Technical Officer Isabelle Deschamps, Chief Legal, Governance and Corporate Affairs Officer Matthew Holcz, Chief Executive Rio Tinto Iron Ore Katie Jackson, Chief Executive Rio Tinto Copper Jérôme Pécresse, Chief Executive Rio Tinto Aluminium & Lithium Biographies for Executive Committee members Simon Trott – Chief Executive Nationality: Australian Location: London Simon was appointed Rio Tinto Chief Executive in July 2025. He has been on the Executive Committee since 2018, most recently as Chief Executive Iron Ore, and before that as Chief Commercial Officer. Since joining Rio Tinto in 2000, Simon has held a variety of operating, commercial and business development roles across a number of commodities, including Managing Director of businesses such as Salt, Uranium, Borates and Diamonds. Bold Baatar – Chief Commercial Officer Nationality: Mongolian Location: Singapore Bold was appointed Chief Commercial Officer in 2024. Before this he has held roles on the Executive Committee since 2016; as Chief Executive Copper and Chief Executive Energy & Minerals. Bold joined Rio Tinto in 2013 and has also held leadership roles across Marine, Iron Ore sales and marketing and Copper.

Notice to ASX/LSE Georgie Bezette – Chief People Officer Nationality: Australian Location: London Georgie was appointed Chief People Officer in January 2025. She joined Rio Tinto in 2008 and prior to being CPO, she held various People leadership roles in Energy & Minerals, Copper, and corporate HR. Peter Cunningham – Chief Financial Officer Nationality: British Location: London Peter has been Chief Financial Officer and Executive Director since 2021. He has been with Rio Tinto for over three decades and has held senior leadership roles including Group Controller, Head of Health, Safety, Environment and Communities; Head of Energy and Climate Strategy; and Head of Investor Relations. Mark Davies – Chief Technical Officer Nationality: Australian Location: Brisbane Mark has been Chief Technical Officer since 2021 and previously served as Group Executive, Safety, Technical and Projects on the Executive Committee. He joined Rio Tinto in 1995 as a senior mechanical engineer and has worked in various operational and functional leadership roles, including Vice President Global Procurement, Chief Commercial Officer and interim CEO for the Iron and Titanium business unit, and head of Group Risk. Isabelle Deschamps – Chief Legal, Governance and Corporate Affairs Officer Nationality: Canadian and British Location: London Isabelle joined Rio Tinto in 2021 as Chief Legal Officer & External Affairs Officer. Prior to this, she was General Counsel at AkzoNobel and has previously held international legal roles at Unilever and Nestle. Matthew Holcz – Chief Executive Iron Ore Nationality: Australian Location: Perth Matthew joined Rio Tinto in 2007 and has over 20 years' experience in the mining industry across operational, major projects and commercial roles, in a range of commodities including iron ore, copper and nickel and geographies including Australia, Asia, South America and London. He was most recently Managing Director, Pilbara Mines, overseeing Rio Tinto’s 18 iron ore mines in the region. Katie Jackson – Chief Executive Copper Nationality: British Location: London Katie joined Rio Tinto in 2024 as Chief Executive Copper. She was previously President of National Grid Ventures, responsible for the development and operation of large-scale energy infrastructure. Katie has extensive experience in the international energy sector, including senior roles at Shell and BG Group in business development and operational and growth roles. Jérôme Pécresse – Chief Executive Aluminium & Lithium Nationality: French Location: Montreal Jérôme joined Rio Tinto in 2023 as Chief Executive Aluminium. He was previously President and CEO of General Electric (GE) Renewable Energy and has over 30 years' experience in global companies in the mining and energy fields, including in leadership roles at Alstom and Imerys. LEI: 529900X2VMAQT2PE0V24

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Phoebe Lee M +61 413 557 780 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com